SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Wize Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

97751M 108

(CUSIP Number)

Pnina Fishman, Ph.D

Chief Executive Officer

Can-Fite BioPharma Ltd.

10 Bareket St.

Petach-Tikva, 49170, Israel

Telephone: +972-3-9241114

Copy to:

Gary M. Emmanuel, Esq.

McDermott Will & Emery LLP

340 Madison Avenue

New York, New York 10173

(212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 97751M 108
1	NAME OF REPORTING PERSON. Can-Fite BioPharma Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,563,254 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 8,563,254 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,563,254 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1) Based on 104,412,510 shares of the Issuer's Common Stock outstanding.

SCHEDULE 13D/A

CUSIP No. 97751M 108

This Amendment No. 5 to Schedule 13D with respect to the shares of common stock of OphthaliX, Inc. (the “Issuer”) amends and supplements the Schedule 13D filed by Can-Fite BioPharma Ltd. (the “Reporting Person”) with the SEC on December 2, 2011, as amended by Amendment No. 1 filed with the SEC on May 21, 2013, Amendment No. 2 filed with the SEC on September 21, 2016, Amendment No. 3 filed with the SEC on November 16, 2016 and Amendment No. 4 filed on May 22, 2017 (as so amended, the “Schedule 13D”).  Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Items 4 is hereby amended and supplemented as follows:

The Issuer and a wholly-owned private Israeli subsidiary of the Issuer, Bufiduck Ltd. (“Merger Sub”), and Wize Pharma Ltd., an Israeli company formerly listed on the Tel Aviv Stock Exchange, completed the merger of Merger Sub with and into Wize, with Wize becoming a wholly-owned subsidiary of the Issuer and the surviving corporation of the merger (the “Merger”). As a result of the Merger, the Reporting Person’s percentage ownership was reduced 8.2% of the outstanding shares of Common Stock, based on 104,412,510 shares of Common Stock of the Issuer outstanding.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)        The Reporting Person beneficially owns 8,563,254 shares of Common Stock representing 8.2% of the outstanding shares of Common Stock, based on 104,412,510 shares of Common Stock outstanding.

(b)        The Reporting Person has the sole power to vote or to direct the voting of 8,563,254 shares of Common Stock, and has the sole power to dispose or to direct the disposition of such number of shares, subject to the terms of the Voting Agreement described in Item 4.

(c)        Other than as stated in the Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)        Not applicable.

(e)        Not applicable.

Item 4.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The information set forth above in Item 4 is hereby incorporated by reference in response to this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Dated: November 21, 2017

CAN-FITE BIOPHARMA LTD.

By:	/s/ Pnina Fishman
Name:	Pnina Fishman
Title:	Chief Executive Officer